Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 2:

We consent to the use of our report, dated September 23, 2019, with respect to the financial statements and financial highlights of PGIM Core Conservative Bond Fund, PGIM TIPS Fund, PGIM QMA US Broad Market Index Fund, PGIM QMA Mid-Cap Core Equity Fund, and PGIM Jennison Small-Cap Core Equity Fund, and the consolidated financial statements and consolidated financial highlights of PGIM Commodity Strategies Fund, each a series of Prudential Investment Portfolios 2, as of July 31, 2019, and for the respective years or periods presented therein, incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

September 26, 2019